FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: February 14, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
February 14, 2005	American Stock Exchange: WHT

Goldcorp Offer for Wheaton Successful
Goldcorp Offer Extended to Give Shareholders More Time

Vancouver, British Columbia: February 14, 2005 – Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced today the following:

Goldcorp Offer is Successful

Goldcorp's offer for outstanding Wheaton common shares has been successfully completed.  As at 5:00 p.m. (Toronto time) on February 14, 2005, 396,603,552 Wheaton River common shares representing approximately 69% of the outstanding shares were tendered to the Goldcorp offer, more than satisfying the two-thirds minimum tender condition.  As all other conditions to the Goldcorp offer have been satisfied, Goldcorp has taken up all of the Wheaton River common shares tendered to the offer.  Payment for the Wheaton River common shares will be made on February 17, 2005 and registered shareholders will receive Goldcorp share certificates representing payment for their Wheaton River shares shortly thereafter.  Shareholders whose Wheaton River common shares are registered in the name of a nominee should contact their broker, bank, trust company or other nominee for payment confirmation.

Goldcorp Offer Extended to Give Shareholders More Time to Tender

The Goldcorp offer has been extended to 5:00 p.m. (Toronto time) on February 28, 2005 in response to requests from Wheaton River shareholders who did not have sufficient time to tender their Wheaton River shares prior to the February 14 deadline.

The period beginning at 5:00 p.m. (Vancouver time) on February 14, 2005 and ending at 5:00 p.m. (Toronto time) on February 28, 2005 is a “subsequent offering period” under Rule 14d-11 of the United States Securities Exchange Act of 1934, as amended.  During the subsequent offering period, Goldcorp  will accept for payment and promptly pay for Wheaton River common shares as they are tendered.  Wheaton River shareholders who tender Wheaton River shares during such period will be paid the same per share consideration of 0.25 of a Goldcorp share paid to Wheaton River shareholders who tendered their Wheaton River common shares prior to 5:00 p.m. (Vancouver time) on February 14, 2005.

Goldcorp to Acquire Remaining Shares by Mid-April

Wheaton River common shares not tendered by February 28, 2005 will be acquired by Goldcorp in mid-April 2005 for the same per share consideration of 0.25 of a Goldcorp share offered under the Goldcorp offer.  A special meeting of Wheaton River shareholders will be held on April 12, 2005 in Vancouver, B.C. to approve this transaction.   Goldcorp will own sufficient Wheaton River common shares to approve this acquisition assuming no additional Wheaton River shares are issued.  Wheaton River shares are expected to be delisted from the TSX and AMEX upon the completion of this transaction.

No Further Action Required by Wheaton River Warrantholders

Wheaton River warrantholders do not need to take any further action to benefit from the Goldcorp Offer.  Once all of the Wheaton River shares have been acquired by Goldcorp in mid-April, Wheaton River warrants will become exercisable for Goldcorp shares.  As a result:

•

Each four regular warrants and each four Series A warrants of Wheaton River, which have an exercise price of C$1.65 and expire on May 30, 2007, will entitle warrantholders to purchase one Goldcorp share at an exercise price of C$6.60.

•

Each four Series B warrants of Wheaton River, which have an exercise price of $3.10 and expire on August 25, 2008, will entitle warrantholders to purchase one Goldcorp share at an exercise price of $12.40.

For example, a warrantholder with 400 Wheaton River warrants which are exercisable for 400 Wheaton River shares at an exercise price of C$1.65 will be entitled to exercise those warrants for 100 Goldcorp shares at an exercise price of C$6.60 after the completion of the second step acquisition transaction.

Until then, Wheaton River warrants will continue to trade on the TSX and be exercisable for Wheaton River shares.

Additional Information

Additional information concerning the Goldcorp offer and the second step transaction is contained on our website (www.wheatonriver.com).

Shareholders with questions about how to tender their shares may call the depositary as follows:

KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll-Free: 1-866-749-5464

Banks and Brokers Call Collect: 416-867-2335

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission.  Wheaton River has filed a directors' circular with respect to the offer with Canadian securities regulatory authorities and a solicitation/recommendation statement with the United States Securities and Exchange Commission.  Investors and shareholders are strongly advised to read such documents, as well as any amendments and supplements to such documents, because they contain or will contain important information.  Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia  V6C 3L6

Telephone: 1-800-567 6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website:  www.wheatonriver.com